UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                         Commission File Number: 1-04307

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On February 16, 2004, Husky Energy Inc. issued a press release announcing plans to build an ethanol facility. The press release is attached hereto as Exhibit A.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    HUSKY ENERGY INC.



                                    By: /s/ James D. Girgulis
                                        ---------------------------------------
                                        James D. Girgulis
                                        Vice President, Legal & Corporate
                                        Secretary


Date:    February 17, 2004

                                                                       EXHIBIT A
                                                                       ---------



[GRAPHIC OMITTED]
[LOGO - HUSKY ENERGY]

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NEWS RELEASE

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                                                               February 16, 2004

           HUSKY ENERGY ANNOUNCES PLAN TO BUILD MAJOR ETHANOL FACILITY


REGINA, SASKATCHEWAN - Husky Energy announced today that it would proceed with the construction of a major ethanol facility adjacent to its heavy oil Upgrader at Lloydminster, Saskatchewan. The plant is scheduled to be operational by the end of 2005. The new ethanol plant would be the largest in western Canada and have an annual production capacity of 130 million litres. The plant will cost approximately $90-$95 million to build.

"Husky Energy is committed to continually improving fuel quality and expanding its operations to meet consumer demand," said Mr. John C.S. Lau, President & Chief Executive Officer of Husky Energy. "Husky's goals for this expansion are to make cleaner fuels and to provide ethanol for the refining industry. This initiative will also support our current program of ethanol-blended fuels marketed under our Mother Nature's Fuel brand," said Mr. Lau.

Ethanol is an oxygenate derived from biologically renewable sources, such as grain, corn or wood waste. When added to gasoline, ethanol promotes fuel combustion, raises octane levels and prevents fuel line freezing. The use of ethanol-blended fuel also reduces carbon monoxide emissions, ozone precursors and net emissions of greenhouse gases. The federal government agency Environment Canada has designated ethanol-blended gasoline as an Environmental Choice product.

"This is a significant investment in Saskatchewan, in the region, and in Lloydminster," said The Honourable Lorne Calvert, Premier of Saskatchewan. "It is a major step towards our goal of growing the economy in a `green' and sustainable way. In addition to the environmental benefits arising from ethanol use, this facility also provides a new market for Saskatchewan grain farmers. It means cleaner fuel and more jobs. We are extremely pleased to see this major expansion in our biofuels production."

Mr. Lau commended the Saskatchewan provincial government and the Federal government for demonstrating the commitment required to reduce Canada's greenhouse gas emissions. "Both levels of government should be congratulated for delivering on their commitment to the economy and the environment," Mr. Lau said.

Husky Energy has established itself in the market development of ethanol-blended fuel, and has received government recognition for the low combustion emissions in its ethanol-blended fuel. Ethanol-blended gasoline is available at Husky and Mohawk branded service stations across Canada.

HUSKY ENERGY IS A CANADIAN-BASED INTEGRATED ENERGY AND ENERGY RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.

CERTAIN INFORMATION IN THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS AND IN THE ESTIMATED AMOUNTS AND TIMING OF CAPITAL EXPENDITURES, THAT COULD INFLUENCE ACTUAL RESULTS. HUSKY ASSUMES NO OBLIGATION TO UPDATE FORWARD LOOKING STATEMENTS SHOULD CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS CHANGE.

For more information, please contact:

Dennis Floate                                   Colin Luciuk
Senior Communications Advisor                   Manager, Investor Relations
Husky Energy Inc.                               Husky Energy Inc.
(403) 298-6587                                  (403) 750-4938


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707 8 Avenue S.W. Box 6525, Station D, Calgary, Alberta T2P 3G7   (403) 298-6111